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Toronto Stock Exchange: G **New York Stock Exchange: GG**

AUSTRALIAN COURT APPROVES GOLDCORP'S ACQUISITION OF ANDEAN RESOURCES; TRANSITION ADVANCES AT WORLD-CLASS CERRO NEGRO PROJECT

VANCOUVER, BRITISH COLUMBIA, December 8, 2010 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today announced that the scheme of arrangement ("Scheme") pursuant to which Goldcorp will acquire all of the outstanding shares of Andean Resources Limited ("Andean") (TSX and ASX: AND) has been approved by the Federal Court of Australia. A copy of the order made by the Court has been lodged with the Australian Securities Commission and the Scheme is now effective.

"Australian Court approval, which follows overwhelming support of the transaction by Andean's shareholders, represents a key milestone for Goldcorp in securing this exceptional project," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "In Cerro Negro, Goldcorp shareholders can look forward to many years of high-grade gold production at very low cash operating costs following a relatively small capital investment. Just as importantly, the opportunity remains very favorable for significant continued growth of gold resources through expansion of existing deposits and the discovery of additional zones along the strike of the veins. As well, the potential exists for discoveries of new veins within this large, prospective land position. The transition team at Cerro Negro is making excellent progress, and immediately upon closing at the end of this year, we will begin advancing the project toward initial production in 2013."

Andean's principal asset is the 100%-owned Cerro Negro gold project, an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. Comprising 215 square kilometers, current reported resources at Cerro Negro do not include drill holes that have been drilled since the last calculation, including drilling in the San Marcos zone, Mariana Norte zone and most importantly, the very high-grade discovery in the Mariana Central zone. The updated resource calculation for Cerro Negro will be available in early February with Goldcorp's

annual reserve and resource update and the new feasibility study results will be available by the end of the first quarter of 2011.

Key dates remaining under the timetable as detailed in the Scheme are as follows:

- December 9, 2010 – Andean shares suspended from trading on ASX and TSX following market closes (local time).
- December 16, 2010 – Record date for Andean shareholders determining election of cash and shares.
- December 30, 2010 – Scheme implementation; consideration payable delivered to Andean shareholders.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements**.** The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com